December 27, 2019

Jack Hightower
Chairman and Chief Executive Officer
HighPeak Energy, Inc.
421 W. 3rd Street, Suite 1000
Fort Worth, TX 76102

       Re: HighPeak Energy, Inc.
           Registration Statement on Form S-4
           Filed December 2, 2019
           File No. 333-235313

Dear Mr. Hightower:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus
Business Overview, page 1

1. We note your use of industry data in various statements here and elsewhere in your prospectus. Please revise to disclose your support for these statements, including the names and dates of third party sources. The following are examples of these statements.

           Howard County has the highest oil mix percentage and margins across the Midland
           Basin with the most rapid growth in oil volumes of all the major counties in the
           Midland Basin.

           Horizontal production in Howard County has the highest percentage of oil content and the highest oil production compounded annual growth rate, beginning in the
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              fourth quarter of 2014 through the second quarter of 2019, of any county in the
              Midland Basin.

              Over the past five years, Howard County has been a key driver in the overall growth of the Permian Basin oil output. From September 30, 2014 to June 30, 2019, Howard
              County's oil production grew at a compounded annual growth rate of approximately
              45%, greater than any of the other six major Midland Basin counties over the same time period.

         We also note your statement that Pure decided to focus on the Midland Basin and specifically the Howard County area of the Midland Basin due to its superior economics.
         Please disclose the basis for this statement or state that it is Pure's belief.
Organizational Structure, page 14

2. Please provide us with organizational charts, illustrating all of the relationships, affiliates, and entities under common control, before and just after the offering, among and between all of the entities mentioned in your summary on page x.
Accounting Treatment, page 18

3. We note your use of "HPK" as the proposed ticker symbol for your NYSE listing. Please consider revising your use of HPK as your reference to HPK Energy, LP to clarify the difference between the two entities.
Risk Factors
Risks Related to HighPeak Energy and the Business Combination
The A&R Charter will designate the Court of Chancery of the State of Delaware, page 53

4. We note that you disclose here and on page 183 that your exclusive forum provision will not apply to actions arising under the Exchange Act, but will apply to actions arising under the Securities Act. Please revise your prospectus to clarify that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, please ensure that your A&R Charter states clearly, in
Article 8, that the
         provision does not apply to actions arising under the Exchange Act. Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet at September 30, 2019,
page 65

5. We note that column (b) includes the historical balance sheet of HighPeak and column (c)
         includes the historical balance sheet of HighPeak II. Please revise your disclosure to clarify which legal entities each of these columns represent, also to identify the accounting acquirer in your reverse merger, and to explain your rationale in making that determination. Please disaggregate and provide separate pro forma adjustments and
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         explanations about how you are depicting the acquisitions of each entity, including any fair value and carry-over basis determinations.
6. We note column (e) includes adjustments for cash inflows associated with the PIPE investments and forward purchase agreement. Given the uncertainty that you express on page 26, over whether you will be able to obtain the PIPE investment of $200 million, it appears this does not presently meet the factually supportable criteria described in Rule
         11-02(b)(6) of Regulation S-X. Unless you secure the investment agreements needed to resolve this uncertainty prior to requesting an effective date for your registration statement, you would need to remove the item from your pro forma presentation and revise all related disclosures throughout your filing accordingly.
7. Please expand your disclosures to clarify how the $150 million adjustment associated with the forward purchase agreement is being funded and appropriately depicts what appears to be described as a transaction between a parent and its subsidiary, two entities within the group to be consolidated, as the funds are not apparent on the historical balance sheet utilized in your presentation.
8. We note that Pure may be able to consummate the business combination even though a substantial number of its public stockholders have already elected to redeem their shares provided that redemptions do not cause its net tangible assets to be less than $5,000,001.
         We understand that your illustrative redemption scenario is based on an analysis of initial business combinations completed by other blank check companies since 2013. However, since your transaction is structured in such a manner that significantly different results may occur, you should include pro forma presentations that give effect to the range of reasonably possible results, including a maximum redemption scenario, to comply with
         Rule 11-02(b)(8) of Regulation S-X. If some public stockholders have already elected redemptions, it appears you would also need to revise the no-redemption scenario to reflect these elections.
9. We note that it is a condition to closing under the HPK Business Combination Agreement that HighPeak Energy shall have not less than $275 million of Available Liquidity, including amounts available under any debt facility, such as the anticipated RBL Facility.
         Please include a note to your maximum redemption scenario to explain how you expect to meet the condition of Available Liquidity if Pure's net tangible assets are $5,000,001 after redemption. Please discuss the implications of not having a definitive credit facility in place, as it relates not only to this closing condition, but also with regard to the viability of the pro forma scenario and the requirement that all adjustments be factually supportable.
10. We note that certain pro forma adjustments are presented net on the face of the pro forma balance sheet, without further details in the notes. For example, adjustment (n) reflects a
FirstName LastNameJack Hightower
       net increase to cash of $37.9 million and the related note does not include the individual
Comapany NameHighPeak Energy, amount. Please separately identify the components of all figures that comprise the net Inc.
December 27, 2019 Page 3 in the related notes.
       pro forma adjustments
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11. We note that certain events subsequent to September 30, 2019 do not appear to have been considered in formulating your pro forma adjustments including:

              In October 2019, 3.6 million shares of Class A Common Stock were redeemed for a total value of $36.8 million and 248,000 public warrants were tendered and accepted for payment on October 16, 2019;

              The Sponsor agreed to loan an amount equal to $0.033 for each share of Class A
              Common Stock issued in the IPO that was not redeemed in connection with the stockholder vote to approve the Extension, for each month that is needed by Pure to complete the Initial Business Combination; and

              Additional investments in HPK by the HPK Contributors prior to the business combination closing.

         Please revise your presentation as necessary to address each of these matters, and to clarify how the effects are depicted in your pro forma financial statements.
Adjustment (f), page 69

12. We note your disclosure indicating that total consideration for the Target Assets is $453.7 million and relates to 35 million shares of HighPeak Energy common stock to be issued to the HPK contributors. Please reconcile the 35 million shares to the summary of terms on page x, which indicates 71.150 million shares (adjusted to 87.484 million shares) are to be issued to the HPK contributors.
Adjustment (g), page 69

13. We note that Pure Acquisition Corp has $423.9 million of Cash and marketable securities held in a Trust Account as of September 30, 2019. Please expand your disclosure to clarify how you determined that $377.7 million was available for use in connection with the business combination.
Note 3. Pro Forma Earnings per Share, page 70

14. Please reconcile the number of Pro Forma basic weighted average shares outstanding of
         188,806,000 to the details in the organizational chart on page 17, which indicate the aggregate number of common shares held by each of the five ownership groups holding interests in HighPeak Energy Inc. is 185,640,280.
15. With respect to the 101,000,000 million Other Exchanged Shares in your tabular calculation of pro forma shares outstanding, please disaggregate to correlate with the ownership groups identified in your organizational chart on page 17. Jack Hightower
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Note 4. Supplementary Disclosure of Oil and Natural Gas Operations
Oil and Natural Gas Reserve Quantities, page 72

16. The natural gas, natural gas liquids and total equivalent production figures used in the reconciliation of the changes in total proved reserves appear to be inconsistent with the comparable figures disclosed on pages 6 and 157. Revise the disclosure to resolve the apparent inconsistencies or tell us why a revision is not needed.
17. The discussion of the changes that occurred in total proved reserves indicates the line item entry representing revisions in the previous estimates of reserves is the result of an aggregation of several separate and unrelated factors, e.g. increased drilling activity, improved well performance, and use of a 3-stream versus 2-stream model.

         Expand your disclosure to reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor so that the change in net reserves between periods is fully explained. In particular, disclosure relating to revisions in previous estimates should identify such underlying factors as changes caused by commodity prices, well performance, improved recovery, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC
         932-235-50-5. This comment also applies to the disclosure of the changes in proved undeveloped reserves presented on page 155. Refer to Item 1203(b) of Regulation S-K.
Proposal No. 1 - The Business Combination Proposal
Background of the Business Combination, page 101

18. We note your disclosure that business combination transactions with other potential targets were ultimately not pursued for a variety of reasons, including their economic profiles and limited potential returns. We also note you conducted and engaged in material discussions, due diligence and/or negotiations with at least 25 target opportunities in various geographies. Please expand your disclosure to discuss in greater detail these other potential targets, including their size and material attributes, and the reasons they were not pursued.
19. We note your disclosure that the Deal Team's initial written non-binding offer to purchase and combine Grenadier included a total proposed consideration for the Grenadier Assets of $650 million. Please revise to discuss how the Deal Team determined the initial proposed consideration amount.
20. We note that the Deal Team initially proposed a total enterprise value for the combined company of $1.9 billion to the Pure Special Committee for purposes of valuing the equity to be issued in connection with the business combination. We further note that this proposed amount was reduced to $1.575 billion based on counteroffers from the Pure
         Special Committee and Grenadier. Please revise to discuss how the Deal Team determined the combined company's enterprise value.
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21. We note your disclosure on page 103 that Pure's Board authorized the Special Committee to hire a financial advisor to provide a fairness opinion and your disclosure on pages 108 and 110 that the Pure Special Committee and Pure Board consulted with financial advisors in approving the terms and conditions of the Business Combination and recommending approval of Pure's stockholders, although they ultimately elected not to seek a fairness opinion. Please clarify the role of the financial advisor and describe the financial analyses discussed by the Pure Special Committee with its financial advisor at the meetings held on each of October 28, 2019, November 3, 2019, November 6, 2019, and November 21,
         2019. Information about any reports, opinions or appraisals that are materially related to the business combination and referred to in the registration statement is required to be disclosed in the registration statement. Refer to Item 1015(b)(6) of Regulation M-A.
         Please also discuss when the Pure Special Committee determined not to seek a fairness opinion and how it determined that this business combination was fair to Pure's stockholders from a financial point of view. While a fairness opinion is not required, please tell us what consideration you have given to risk factor disclosure regarding the absence of a fairness opinion.
The Pure Board's Reasons for the Approval of the Business Combination, page 108

22. Describe for us, in reasonable detail, the factors that result in an increase in average daily net production from the 8,394 Boe/d for the three months ended September 30, 2019 to the anticipated net production of approximately 12,000 Boe/d as of the end of 2019.
23. Tell us if the production figures (MMBoe) presented on pages 111 through 113 for 2020,
         2021 and 2022 represent the annual production for each year or the cumulative amount year-to-year. Also clarify for us if the production figures presented on pages 111 through
         113 represent an aggregation of proved developed and unproved volumes. If so, tell us how these volumes relate to the figures for the "net resources" disclosed on page 113.
24. If the production figures do represent an aggregation of proved developed and unproved volumes, tell us how you considered the answer to question 105.01 in the Compliance and
         Disclosure Interpretations in presenting a single figure.
25. Expand your disclosure to discuss the risk factors that were applied to the unproved production volumes shown in the annual production figures presented on pages 111 through 113.
26. Expand your disclosure to explain if the unproved PV-10 presented on page 113 is based on risk adjusted unproved volumes or if a risk factor was applied to directly to the PV-10 dollar amounts.
27. You disclose that your resource estimates include quantities of oil and gas that are not yet classified as proved reserves and that the term "resource" is not intended to correspond to
         SEC definitions such as "probable" or "possible' reserves. Expand your disclosure to explain the criteria you applied in determining your resource volumes. For example, do your resource volumes include estimates of reserves, contingent and/or prospective
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         resources? If so, do they conform to the Society of Petroleum Engineers Petroleum
         Resource Management System classifications of reserves, contingent and/or prospective resources?
28. Provide us with the individual grand summary tables for the total proved reserves, total proved developed reserves and total proved undeveloped reserves excerpted from the detailed reserves reports prepared by Cawley, Gillespie & Associates, Inc. as of August 1,
         2019 and referenced as Exhibits 99.2, 99.3 and 99.3, respectively. Each grand summary table should depict in detail the annual forecast of the number of gross wells, production, costs and future net cash flows through the end of the economic life.
29. Provide us with the annual forecast of the number of gross wells, production, costs and future net cash flows for the proved developed volumes and separately for the unproved volumes supporting the analysis presented on pages 111 through 113.
30. Describe for us the reason(s) for significant differences, if any, between the forecasts prepared by Cawley, Gillespie & Associates, Inc. in the reserves reports as of August 1,
         2019, and the corresponding forecasts used to support Pure Board's approval of the
         Business Combination.
Unaudited Prospective Financial, Operating and Reserve Information, page 111

31. Please revise to disclose the assumptions underlying your total production projections for each of the 2020, 2021 and 2022 fiscal years, including the estimated number of total wells to be online and production rates per day per well.
Information about the Target Assets
Properties, page 150

32. We note your disclosure that 86 horizontal wells have been drilled since January 1, 2015 through September 30, 2019. We further note your disclosure that you project 97 wells to be drilled across your target assets from January 1, 2018 through December 31, 2019.
         Please revise to clarify whether any of such 97 wells you project to be drilled across your target assets from January 1, 2016 through December 31, 2019 are included in the wells that have been drilled through September 30, 2019.
Internal Controls, page 154

33. Expand your disclosure to include the qualifications of the technical person(s) within the third party engineering firms, e.g. Cawley, Gillespie & Associates, Inc. and Netherland,
FirstName LastNameJack Hightower
       Sewell & Associates, Inc., responsible for overseeing the preparation of the estimates
Comapany NameHighPeak Energy, Inc.
       presented in the reserve reports filed as Exhibits 99.2 through 99.7, respectively. Refer to
       Item 1202(a)(7) of Regulation S-K.
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Reserves Sensitivity, page 156

34. Remove the reference to "potential" SEC pricing in the footnotes on page 157 and provide the underlying basis for the assumed prices used in the analysis. Refer to Item 1202(b)(3)
         of Regulation S-K.
Acreage, page 158

35. Expand your disclosure to clarify the extent that any proved undeveloped locations are scheduled to be drilled after the expiration of the related lease. Refer to Rule 4-10(a)(26)
         of Regulation S-X.
Beneficial Ownership of Securities, page 202

36. Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by each of HighPeak Energy
         Partners I, LP, HighPeak Energy Partners II, LP, HighPeak Energy Partners III, LP, and
         Grenadier Energy Partners II, LLC. Refer to Item 403 of Regulation S-K and Exchange
         Act Rule 13d-3.
Experts, page 209

37. Expand your disclosure to reference the reserves report prepared by Netherland, Sewell
         & Associates, Inc. as of December 31, 2018 and filed as Exhibit 99.5. Exhibits

38. Please file Grenadier's 10-year marketing agreement under which it sells all of the oil it produces to a third party and Form of Subscription Agreement to be entered into by
         HighPeak Energy and the PIPE Investors as exhibits to your registration statement, or tell us why you believe you are not required to do so. Refer to Item 601(b) of Regulation S-K.

39. The reserves reports, filed as Exhibits 99.2 through 99.7, do not appear to address all of the requirements of the report pursuant to Item 1202(a)(8) of Regulation S-K. Obtain and file revised reserves reports to address the following points.

              The reserves reports, filed as Exhibits 99.2 through 99.7, should each state the purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission. Refer to Item
              1202(a)(8)(i).

              The reserve reports, filed as Exhibits 99.5 and 99.7, should each include a statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report. Refer to Item 1202(a)(8)(iv).
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40. The reserve report filed as Exhibit 99.5 refers to additional supplemental information, e.g.
         summary projections of reserves and revenue by reserves category along with one-line summaries of reserves, economics, and basic data by lease, not included with the report.
         Please obtain and file a revised report to include the referenced supplemental information.
         Alternatively, remove the reference if you do not intend to include this supplemental information.
General

41. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or John Cannarella,
Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact
John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact Irene Barbarena-Meissner,
Staff Attorney, at (202) 551-6548 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Taylor Landry, Esq.